Exhibit 3.10

AMENDED CERTIFICATE OF DESIGNATIONS PREFERENCES AND RIGHTS OF SERIES CC

CONVERTIBLE PREFERRED STOCK OF REGENERATIVE MEDICAL TECHNOLOGY GROUP INC.

A NEVADA CORPORATION

I.	DESIGNATION AND AMOUNT

There shall be a series of preferred stock designated as “Series CC Convertible Preferred Stock”, and the number of shares constituting such series shall be 1,000 par value $0.001. Such series is referred to herein as the “Series CC Convertible Preferred Stock”.

II.	DIVIDENDS

The holders of the Series CC Convertible Preferred Stock shall not be entitled to receive dividends.

III.	CONVERSION

(a) The holder may, from time to time and at any time convert part or all of its shares of Series CC Convertible Preferred Stock into a number of fully paid and nonassessable shares of common stock at a price per share determined by dividing the number of issued and outstanding shares of common stock of the Company on the date of conversion by 1,000 (Conversion Price”).

(b) Mechanics of Conversion. To convert the Series CC Convertible Preferred Stock, a holder shall: (i) email, fax (or otherwise deliver by other means resulting in notice) a copy of a fully executed notice of conversion in the form provided by the Company and (ii) within three (3) business days surrender or cause to be surrendered to the Company the certificates representing the Series CC Convertible Preferred Stock being converted (the “Preferred Stock Certificates”) accompanied by duly executed stock powers and the original executed version of a notice of conversion. The date of the Company’s receipt of the notice of conversion shall be the “Conversion Date”.

(c) Conversion Disputes. In the case of any dispute with respect to a conversion, the Company shall promptly issue such number of shares of common stock as are not disputed in accordance with the other provisions of this Article III. If such dispute involves the calculation of the Conversion Price, the Company shall submit the disputed calculations to an independent accounting firm, acceptable to holder, via facsimile within two (2) business days of receipt of the notice of conversion. The accounting firm shall audit the calculations and notify the Company and the holder of the results no later than two (2) business days from the date it receives the disputed calculations. The accounting firm’s calculation shall be deemed conclusive, absent manifest error. The Company shall then issue the appropriate number of shares of common stock in accordance with this Article III.

(d) Timing of Conversion. No later than the third business day following the Conversion Date (the “Delivery Period”), provided that the Company has received prior to such date the Preferred Stock Certificates, the Company shall deliver to the holder (or at its direction) (x) that number of shares of common stock issuable upon conversion of the number of Series CC Convertible Preferred Stock being converted and (y) a certificate representing the number of Series CC Convertible Preferred Stock not being converted, if any. The person or persons entitled to receive shares of common stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares at the close of business on the Conversion Date and such shares shall be issued at such time, unless the notice of conversion is revoked as provided in Article III(e). The Delivery Period shall be extended until the business day following the date of delivery to the Company of the Preferred Stock Certificates to be converted.

(e) Revocation of notice of conversion. In addition to any other remedies which may be available to the holder, in the event the Company fails for any reason to effect delivery to the holder of certificates representing the shares of common stock receivable upon conversion of the Series CC Convertible Preferred Stock by the business day following the expiration of the Delivery Period, the holder may revoke the notice of conversion by delivering a notice to such effect to the Company. Upon receipt by the Company of such a revocation notice, the Company shall immediately return the subject Preferred Stock Certificates and other conversion documents, if any, delivered by holder, to the holder, and the Company and the holder shall each be restored to their respective positions held immediately prior to delivery of the notice of conversion.

(f) Stamp, Documentary and Other Similar Taxes. The Company shall pay all stamp, documentary, issuance and other similar taxes which may be imposed with respect to the issuance and delivery of the shares of common stock pursuant to conversion of the Series CC Convertible Preferred Stock; provided that the Company will not be obligated to pay stamp, transfer or other taxes resulting from the issuance of common stock to any person other than the registered holder of the Series CC Convertible Preferred Stock.

(g) No Fractional Shares. No fractional shares of common stock are to be issued upon the conversion of Series CC Convertible Preferred Stock, but the Company shall pay a cash adjustment in respect of any fractional share which would otherwise be issuable in an amount equal to the same fraction of the Closing Bid Price on the Conversion Date of a share of common stock; provided that in the event that sufficient funds are not legally available for the payment of such cash adjustment any fractional shares of common stock shall be rounded up to the next whole number.

(h) Electronic Transmission. In lieu of delivering physical certificates representing the common stock issuable upon conversion, provided the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program (the “FAST Program”), upon request of a holder who shall have previously instructed such holder’s prime broker to confirm such request to the Company’s transfer agent and upon the holder’s compliance with Article III(b), the Company shall use its commercially reasonable efforts to cause its transfer agent to electronically transmit the common stock issuable upon conversion to the holder by crediting the account of holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission (“DWAC”) system. Subject to the foregoing, the Company will use its commercially reasonable efforts to maintain the eligibility of its common stock for the FAST Program.

IV.	RESERVATION OF AUTHORIZED SHARES OF COMMON STOCK

Subject to the provisions of this Article IV, the Company shall at all times reserve and keep available out of its authorized but unissued shares of common stock, solely for the purpose of effecting the conversion of the Series CC Convertible Preferred Stock a sufficient number of shares of common stock to provide for the conversion of all outstanding Series CC Convertible Preferred Stock upon issuance of shares of common stock (the “Reserved Amount”). If the Reserved Amount for any three (3) consecutive trading days (the last of such three (3) trading days being the “Authorization Trigger Date”) is less than one hundred percent (100%) of the number of shares of common stock issuable on such trading days upon conversion of the outstanding Series CC Convertible Preferred Stock (without giving effect to any limitation on conversion or exercise thereof) then the Company shall immediately take all necessary action (including stockholder approval to authorize the issuance of additional shares of common stock) to increase the Reserved Amount to two hundred percent (200%) of the number of shares of common stock issuable upon conversion of the outstanding Series CC Convertible Preferred Stock (without giving effect to any limitation on conversion or exercise thereof).

V.	FAILURE TO CONVERT

If, at any time, (x) the Conversion Date has occurred and the Company fails for any reason to deliver, on or prior to the second business day following the expiration of the Delivery Period for such conversion (said period of time being the “Extended Delivery Period”), such number of shares of common stock to which such holder is entitled upon such conversion, or (y) the Company provides notice (including by way of public announcement) to any holder at any time of its intention not to issue shares of common stock upon exercise by any holder of its conversion rights in accordance with the terms of this Certificate of Designation (other than because such issuance would exceed such holder’s allocated portion of the Reserved Amount) (each of (x) and (y) being a “Conversion Default”), then the Company shall pay to the affected holder, in the case of a Conversion Default described in clause (x) above, and to all holders, in the case of a Conversion Default described in clause (y) above, an amount equal to 1% of the Face Amount of the Series CC Convertible Preferred Stock with respect to which the Conversion Default exists (which amount shall be deemed to be the aggregate Face Amount of all outstanding Series CC Convertible Preferred Stock in the case of a Conversion Default described in clause (y) above) for each day thereafter until the Cure Date. “Cure Date” means (i) with respect to a Conversion Default described in clause (x) of its definition, the date the Company effects the conversion of the portion of the Series CC Convertible Preferred Stock submitted for conversion and (ii) with respect to a Conversion Default described in clause (y) of its definition, the date the Company undertakes in writing to issue common stock in satisfaction of all conversions of Series CC Convertible Preferred Stock in accordance with the terms of this Certificate of Designation (provided that the Company thereafter so performs such obligations). The Company shall promptly provide each holder with notice of the occurrence of a Conversion Default with respect to any of the other holders.

VI.	RANK

All shares of the Series CC Convertible Preferred Stock shall rank (i) prior to the common stock; and (ii) pari passu with any class or series of capital stock of the Company hereafter created (with the consent of a majority of the holders obtained in accordance with Article VIII hereof) specifically ranking, by its terms, on parity with the Series CC Convertible Preferred Stock (the “pari passu Securities”); and (iii) junior to any class or series of capital stock of the Company hereafter created (with the consent of a majority of the holders obtained in accordance with Article VIII hereof) specifically ranking, by its terms, senior to the Series CC Convertible Preferred Stock (the “Senior Securities”), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. The Liquidation Preference with respect to any pari passu Securities shall be as set forth in the Certificate of Designation filed in respect thereof.

VII. VOTING RIGHTS. Subject to Article VIII below, no holder of the Series CC Convertible Preferred Stock shall be entitled to vote on any matter submitted to the shareholders of the Company for their vote, waiver, release or other action.

VIII. PROTECTION PROVISIONS So long as any Series CC Convertible Preferred Stock are outstanding, the Company shall not, without first obtaining the unanimous approval of all of the Series CC Convertible Preferred Stock holders: (A) alter or change the rights, preferences or privileges of the Series CC Convertible Preferred Stock, or alter or change the rights, preferences or privileges of any other capital stock of the Company so as to affect adversely the Series CC Convertible Preferred Stock, (B) Issue any additional shares of Series CC Convertible Preferred Stock (C) Increase the authorized number of shares of Series CC Convertible Preferred Stock (D) sell all or substantially all of the Company’s assets outside the ordinary course of business, (E) declare bankruptcy or file for a reorganization or recapitalization of the Company or similar filing, (F) incur any debt outside of ordinary course of business, (G) create any new classes of shares or changes to the preferences of existing classes of shares, (H) change the Company’s business activities.

X.	MISCELLANEOUS

A. Lost or Stolen Certificates. Upon receipt by the Company of (x) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (y) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Company, or (z) in the case of mutilation, upon surrender and cancellation of the Series CC Convertible Preferred Stock Certificate(s), the Company shall execute and deliver new Series CC Convertible Preferred Stock Certificate(s) of like tenor and date. However, the Company shall not be obligated to reissue such lost, stolen, destroyed or mutilated Preferred Stock Certificate(s) if the holder contemporaneously requests the Company to convert such Series CC Convertible Preferred Stock. Statements of Available Shares. Upon request, the Company shall deliver to the holder a written report notifying the holder of any occurrence which prohibits the Company from issuing common stock upon any such conversion. The report shall also specify (i) the total number of shares of common stock which are reserved for issuance upon conversion of the Series CC Convertible Preferred Stock as of the date of the request, and (ii) the total number of shares of common stock which may thereafter be issued by the Company upon conversion of the Series CC Convertible Preferred Stock before the Company would exceed the Reserved Amount. The Company shall, within five (5) days after delivery to the Company of a written request by any holder, provide all of the information enumerated in clauses (i) – (2) of this Article X(B) and, at the request of a holder, make public disclosure thereof.

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